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                                                          FOR IMMEDIATE RELEASE
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          CENDANT STRENGTHENS ALLIANCE MARKETING FINANCIAL MANAGEMENT

              -- NAMES MICHAEL WARGOTZ CHIEF FINANCIAL OFFICER OF

                         FORMER MEMBERSHIP SEGMENT --

  -- WILL HOLD INVESTOR MEETINGS TO DISCUSS ALLIANCE MARKETING'S BUSINESS --



Stamford, CT and Parsippany, NJ, April 20, 1998 -- Cendant Corporation
(NYSE: CD) today announced that Michael H. Wargotz, 39, has been named Executive Vice President of the Company. In addition, he was named Chief Financial Officer of the Company's Alliance Marketing Division (formerly the Membership segment). Mr. Wargotz was formerly Senior Vice President, Investor Relations, of HFS, Inc. and most recently Senior Vice President, Business Development, of Cendant.

Henry R. Silverman, President and CEO, said: "Michael Wargotz is a talented and experienced professional who has earned the respect of the financial community. He will play an important role in the Alliance Marketing Division going forward. He joins the new Alliance Marketing management team that also includes the recently named Co-Chairman and Co-Chief Executives John Fullmer and Tony Menchaca and President and Chief Operating Officer John Chidsey."

Separately, Cendant announced that it would hold investor meetings in May in which senior members of the Alliance Marketing operating management will discuss that Division's business model and outlook for continued growth and operational success.

Mr. Silverman said: "The Alliance Marketing business is healthy, strong and profitable. We look forward to giving investors a better understanding of that business so that our April 15 announcement can be evaluated within a fuller context."

Cendant (NYSE: CD) is the world's premier provider of consumer and business services. Cendant operates in three principal segments: Alliance Marketing, Travel and

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Real Estate Services. In Allance Marketing, Cendant provides access to travel, shopping, auto, dining, and other services through more than 66.5 million memberships worldwide. In Travel Services, Cendant is the leading franchisor of hotels and rental car agencies worldwide, the premier provider of vacation exchange services and the second largest fleet management company. In Real Estate Services, Cendant is the world's premier franchisor of residential real estate brokerage officers, a major provider of mortgage services to consumers and a global leader in corporate employee relocation. Headquartered in Stamford, CT and Parsippany, NJ, the company has more than 34,000 employees, operates in over 100 countries and makes approximately 100 million customer contracts annually.


Investor Contact:                    Media Contact:

Laura P. Hamilton                    Jim Fingeroth/Thomas Davies
Senior Vice President                Kekst and Company
Corporate Communications
and Investor Relations               (212) 521-4800
(203) 965-5114


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